EXHIBIT D

                         B. Riley & Co.
 11150 Santa Monica Boulevard, Suite 750  Los Angeles, CA 90025
          Telephone (310) 966-1444  Fax (310) 966-1448
                       Member NASD & SIPC


March 11, 2003


TO MEMBERS OF THE CELERITEK SHAREHOLDER PROTECTIVE COMMITTEE

Gentlemen:

Thank you for agreeing with me to help form the committee and consider the matters which I raised in my earlier letter dated February 27, 2003. As a result of our continuing discussions, I believe it is not appropriate to wait until the Company's annual meeting and determine the response of the board of directors to our request to redeem the "poison pill" but that somewhat more significant efforts to make the Celeritek board of directors be responsive to shareholder concerns would be appropriate. I think you will agree that the best course of action would be to call a special meeting of shareholders to remove the board of directors and replace them with a slate which will be more open to shareholder concerns.

I realize that up until now none of us have been committed to any course of action. Once we sign the enclosed letter, we will all have agreed, not only to call the meeting, but to support the nominees. Obviously, one of more of us could withdraw at some future point, but at least for the time being we all need to agree.

After considering our discussions, I have prepared and am enclosing with this letter a form of a demand upon our board of directors to convene a special meeting for the purpose of removing the board and electing a new slate of directors, as named in the notice. I have prepared the demand in a form which I believe complies with the bylaws of Celeritek and request that each of you sign it so that we will have the requisite signature by holders of 10% of the stock. I also ask that you look at the information about your own holdings, which is contained in Exhibit C to the letter, and advise me immediately if any of the information presented there is incorrect. Once I receive your signatures back on the demand, I intend to deliver it to Celeritek before the close of business on March 12, 2003. If I receive signatures on a delayed basis, we will need to change the requested date of the meeting since the bylaws require sixty days after the notice is delivered before the proposed meeting date. I will therefore assume, when I receive your signed copy, that if I do not receive all the copies in time I have your permission to change the date of the meeting before sending the letter.

If I have understood our discussions incorrectly, please call me so that we can clarify the situation. Otherwise, I would request a prompt return of three signed copies of this letter and an immediate return of one by facsimile.

Thanks again for your help. I am confident that with our efforts we can do something to get the board of directors more responsive to shareholder interests.

                              Sincerely,

                              /s/Bryant Riley
                              Bryant Riley



AGREED    Bricoleur Capital Management LLC

          By: /s/ Robert M. Poole
             -------------------------

DATED          March 11, 2003